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                                    EXHIBIT 12
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                 PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS

                                                     12 Months Ended
                                  March     December     December    December     December       December
                                   1996       1995         1994        1993         1992           1991
                                               (In Thousands of Dollars)
Net Income                      $ 367,934   $ 338,007    $ 323,617    $ 309,866    $ 264,347  $ 233,681
Taxes on Income                   192,761     172,388      156,702      140,833      105,994     88,041
Adjusted Net Income             $ 560,695   $ 510,395    $ 480,319    $ 450,699    $ 370,341  $ 321,722
Fixed Charges:
  Interest and Amortization of
   Debt Discount and Expense and
   Premium on all Indebtedness  $ 204,732   $ 206,666    $ 204,206    $ 199,415    $ 200,848  $ 213,616
  Capitalized Interest             14,717      15,050       12,427       16,167       13,800     20,953
  Interest Factor in Rentals        1,931       2,099        2,010        2,144        2,033      1,801
  Total Fixed Charges           $ 221,380   $ 223,815    $ 218,643    $ 217,726    $ 216,681  $ 236,370

Preferred and Preference
  Dividend Requirements: (1)
  Preferred and
       Preference Dividends     $  40,289   $  40,578    $  39,922    $  41,839    $  42,247  $  42,746
  Income Tax Required              20,843      20,434       19,074       18,763       16,729     15,916
  Total Preferred and Preference
      Dividend Requirements     $  61,132   $  61,012    $  58,996    $  60,602    $  58,976  $  58,662

Total Fixed Charges and
  Preferred and Preference
  Dividend Requirements         $ 282,512   $ 284,827    $ 277,639    $ 278,328    $ 275,657  $ 295,032

Earnings (2)                    $ 767,358   $ 719,160    $ 686,535    $ 652,258    $ 573,222  $ 537,139

Ratio of Earnings to Fixed Charges   3.47        3.21         3.14         3.00         2.65       2.27
Ratio of Earnings to Combined Fixed
  Charges and Preferred and Preference
  Dividend Requirements              2.72        2.52         2.47         2.34         2.08       1.82

(1)Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock and preference stock.
(2)Earnings are deemed to consist of net income that includes earnings of BGE's consolidated subsidiaries, equity in the net income of BGE's unconsolidated subsidiary, income taxes (including deferred income taxes and investment tax credit adjustments), and fixed charges other than capitalized interest.